UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. _1_)*

Houghton Mifflin Harcourt Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares of common stock (“Shares”) reported herein is 3,503,289, which constitutes approximately 2.5% of the 142,078,083 Shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all ownership percentages set forth herein assume that there are 141,479,963 Shares outstanding.

CUSIP No. 44157R109	13G

1.	NAMES OF REPORTING PERSONS Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,709,087 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,709,087 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,207 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The Shares are held by Amalgamated Gadget, L.P. (“Amalgamated”) for its own account and for and on behalf of R2 Investments, LDC (“R2”), R2 Top Hat, Ltd. (“Top Hat”) and SBOW, Ltd. (“SBOW”) pursuant to Investment Management Agreements with each of such entities. Pursuant to such Agreements, Amalgamated has sole voting and dispositive power over such Shares and such entities have no beneficial ownership of such Shares.

(2) Includes 598,120 Shares obtainable upon the exercise of common stock warrants.

CUSIP No. 44157R109	13G

1.	NAMES OF REPORTING PERSONS Q Domestic Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 44157R109	13G

1.	NAMES OF REPORTING PERSONS Q Global Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 196,082 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 196,082 (3)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,082 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(3) The Shares are held by Q Global Capital Management, L.P. (“Global”) for and on behalf of Q5-R5 Trading, Ltd. (“Q5-R5”) pursuant to an Investment Management Agreement. Pursuant to such Agreement, Global has sole voting and dispositive power over such Shares, and Q5-R5 has no beneficial ownership of such Shares.

13G

Item 1(a). Name of Issuer.

Houghton Mifflin Harcourt Company (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

222 Berkeley Street, Boston, MA 02116

Item 2(a). Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of Q Domestic Advisors, LLC, a Texas limited liability company (“Domestic”), Q Global Capital Management, L.P., a Texas limited partnership (“Global”), Amalgamated Gadget, L.P., a Texas limited partnership (“Amalgamated” and, collectively with Domestic and Global, the “Reporting Persons”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Scepter Holdings, Inc. a Texas corporation (“Scepter”), Q Global Advisors, LLC, a Texas limited liability company (“Global Advisors”), and Geoffrey P. Raynor (“Raynor”). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons” and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b). Address or Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c). Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d). Title of Class of Securities.

This Schedule 13G Statement relates to Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e). CUSIP No.

44157R109

Item 3.  Filing Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Each of the Reporting Persons is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a)-(b)

Reporting Persons

Amalgamated

Pursuant to Investment Management Agreements with R2, Top Hat and SBOW, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 3,307,207 Shares, which constitutes approximately 2.3% of the outstanding Shares.

Domestic

Domestic beneficially owns no Shares.

Global

Pursuant to an Investment Management Agreement with Q5-R5, Global may, pursuant to Rule 13(d)-3(d)(1)(i) of the Act, be deemed the beneficial owner of 196,082 Shares, which constitutes approximately 0.1% of the outstanding Shares.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,307,207 Shares, which constitutes approximately 2.3% of the outstanding Shares.

Global Advisors

Because of its position as the sole general partner of Global, Global Advisors may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 196,082 Shares, which constitutes approximately 0.1% of the outstanding Shares.

Raynor

Because of his position as the person who controls Scepter, Domestic and Global Advisors, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,503,289 Shares, which constitutes approximately 2.5% of the outstanding Shares.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

(c)

Reporting Persons

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,709,087 Shares.

Domestic

Domestic has the sole power to vote or direct the vote and to dispose or to direct the disposition of no Shares.

Global

Acting through its general partner, Global has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,082 Shares.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,709,087 Shares.

Global Advisors

As the sole general partner of Global, Global Advisors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,082 Shares.

Raynor

As the person who controls Scepter, Domestic and Global Advisors, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,905,169 Shares.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2015

AMALGAMATED GADGET, L.P.

By: Scepter Holdings, Inc., its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

Q Domestic Advisors, LLC

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

Q Global Capital Management, L.P.

By: Q Global Advisors, LLC, its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading